Filed by DoorDash, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Maplebear Inc.
Commission File No.: 001- 41805
Date: October 29, 2026

This filing relates to the proposed transaction between DoorDash, Inc., a Nevada corporation (“DoorDash”), and Maplebear Inc., a Delaware corporation (“Instacart”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 28, 2026, among DoorDash, Ibiza Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DoorDash (“Merger Sub”), and Instacart:

DoorDash, Inc. (NASDAQ: DASH)
Q3 2026 Earnings Call
Thursday, October 29, 2026, 8:30 a.m. ET

Corporate Participants

Tony Xu - Co-Founder, Chair and Chief Executive Officer
Ravi Inukonda - Chief Financial Officer
Weston Twigg - Senior Director, Investor Relations

Presentation

Operator

Hello, everyone, and thank you for joining us, and welcome to the DoorDash Third Quarter 2026 Earnings Call. After today’s opening statement, we will host a question-and-answer session. [Operator Instructions]

I will now hand the call over to Weston Twigg. Please go ahead.

Weston Twigg
Senior Director, Investor Relations, DoorDash, Inc.

All right. Thank you, Dustin. Good morning, everyone, and thanks for joining us for our Q3 2026 earnings call. I’m pleased to be joined today by Co-Founder, Chair and CEO, Tony Xu; and CFO, Ravi Inukonda.

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We’ll be making forward-looking statements during today’s call, including, without limitation, our expectations for our business, financial position, operating performance, profitability, our guidance, strategies, capital allocation approach, and the broader economic environment.

We will also be making forward-looking statements about our pending acquisition of Instacart, including, without limitation, the expected timing and likelihood of completion of the acquisition and our plans, objectives, intentions and expectations with respect to the acquisition and the combined company.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those described. Many of these uncertainties are described in our SEC filings, including our most recent Forms 10-K and 10-Q. You should not rely on our forward-looking statements as predictions of future events or performance. We disclaim any obligation to update any forward-looking statements except as required by law.

During this call, we will discuss certain non-GAAP financial measures. Information regarding our non-GAAP financial measures, including the reconciliation of such non-GAAP measures to the most directly comparable GAAP financial measures, may be found in our earnings release, which is available on our Investor Relations website at ir.doordash.com. These non-GAAP measures should be considered in addition to our GAAP results and are not intended to be a substitute for our GAAP results.

Finally, this call is being audio webcasted on our Investor Relations website. An audio replay of the call will be available on our website shortly after the call ends.

Operator, I’ll pass it back to you, and we can take our first question.

Question-and-Answer Session

Operator

Thank you. We will now begin the question-and-answer session. Please limit yourself to one question. [Operator Instructions] And your first question comes from the line of Andrew Boone with Citizens Bank. Your line is open. Please go ahead.

Andrew Boone
Analyst, Citizens

Thanks so much for taking the question. Tony, you laid out a pretty compelling case in terms of adding additional demand to DashMarts. Can you just flesh that out? Help us understand what your vision is for DashMarts and how Instacart plays into that. Thank you.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. I mean, if you think about where grocery delivery is, it really is just a fraction of what its potential could be. And I think the reason, and I’ve said this quite a lot in the past, the product really isn’t there yet.

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Customers today are still being asked to pay a premium for imperfect delivery. So the question is, how can we actually ensure that we offer perfect deliveries at the most affordable prices?

And the way I think about this is it really is a sequencing roadmap. And our journey really started five years ago when we began our own work in new verticals. And it’s been a very successful endeavor.

As part of that journey, we recognized that in order to offer the best possible service at the most affordable prices, we really needed to manage the inventory because stockouts were a key issue.

When you look at, for example, the deliveries that we fulfill from DashMarts versus the deliveries that we do third party, even though we have best-in-class logistics operations quality in the third-party stores, we are near perfect in our deliveries with DashMarts, but we’re only in the low 90s in terms of our accuracy through the third-party stores.

So there’s a meaningful gap. But we’ve been able to prove demonstrably that we can close it, both first by holding our own inventory and now actually managing thousands of items for fantastic retail partners like Giant Eagle or Albertsons and many others. But when you think about this business, it’s a fixed-cost business when you’re managing inventory. So scale is really helpful.

And when I think about today’s news and partnering with Instacart, and the fact that they have unique demand, or orders that are unique to our network, that not only helps, certainly, on a day-one scenario post-close, where the added density in the last-mile network brings fulfillment efficiencies to offer faster delivery as well as lower costs throughout the system.

But it allows us to continue to invest on our end-stage journey of building what we believe will be the best-in-class product for all retailers to be able to compete against the world’s biggest companies. And that will enable faster delivery. It’ll enable more affordable prices, which in turn will generate more sales for every grocer and retailer and more earnings opportunity for every shopper.

Andrew Boone
Analyst, Citizens

Thank you.

Operator

Thank you. Our next question comes from the line of Shweta Khajuria from Wolfe. Please go ahead.

Shweta Khajuria
Analyst, Wolfe Research

Okay. Thank you for taking my questions. Let me try two, please. One is, you talked in your release and letter that you expect a multiyear path to $500 million or more in annual synergies, net of investments.

Could you please talk about where those synergies will be coming from, and where do you expect to invest in year one? The 100% of total synergies will be invested. So could you please talk about how do you see that play out?

And then second, on DoorDash core business: U.S. marketplace GOV accelerated on tougher comps, which is impressive.

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And I guess you talked to rise in frequency as well as new consumers ordering. Could you please talk to that a little bit more? How do you see demand trend, and what going forward will drive organic U.S. restaurant marketplace growth? Thanks a lot.

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

Hey, it’s Ravi. Look, I mean, I’ll take both of them, and feel free to chime in. Look, I think there’s an opportunity for us to build a really large, an attractive business, right?

If you think about synergies, which was the part of your question, there’s a number of big blocks that you could think about. Let’s start with the growth ones first. Look, there’s an opportunity for us to cross-list merchants.

For example, there’s categories that are not available on both platforms. There’s a clear opportunity for us to be able to cross-list them, which drives growth. One of the clearest examples is we are going to be able to list our restaurants platform on Instacart, which is going to drive top-line growth.

Second, I would talk about is just purely ads. CPG advertisers will now have more consumers to reach, which will not only drive quality but also higher ad spend, which will in turn drive more ROAS.

The third one that I would think about is there is an opportunity for us to cross-sell products. Instacart has built a really strong first-party software infrastructure, which we can now cross-sell to grocers on our platform as well.

As Tony touched on, DashMart Fulfillment Services, it’s going to be an opportunity for us to make that available to more customers across both platforms. Look, I mean, on the efficiency side, Dasher density, shopper density is going to be pretty critical. As you increase the volume, that’s going to drive efficiency in the fulfillment network.

And finally, if you look up and down the P&L, there is a number of opportunities, whether it’s opportunities on sales and marketing, opportunities on support. There’s many opportunities that we could jointly work on together.

And we’ve thought about the opportunities that can jointly arise from combining both platforms. One thing is pretty clear: putting both platforms together will give rise to leading and growth, as well as increasing in overall profit dollar production. The key for us, however, is how do you take some of the profit dollars and reinvest that back in the business to ultimately build a better product for consumers as well as grocers? Look, that’s historically what we’ve done.

It’s the second point in your question, which is what’s driving the growth in the core marketplace, largely because of the reinvestment back in the product. Our playbook is going to be very similar here.

You can see examples from that in our acquisition of Deliveroo as well, where we’ve reinvested back in the product to ultimately drive the growth that you’re seeing in the business. In fact, when I look at the new verticals platform, our core business is doing really well.

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That’s growing quite nicely. We’ve become volume share leaders. We’ve continued to improve the customer outcomes, whether it’s increase in order rate, increase in order frequency, the basket sizes are growing.

So the way we think about this is this is actually an accelerant to our core business, which continues to do well. And the other side, which is the core business, continues to do well, which gives us the conviction and the capacity to be able to do more.

If you’re thinking about it from a modeling perspective, the way I would think about the model is year one is going to be the investments that we’ll make to build a better product. Year two, we’ll make progress.

And finally, in year three, my expectation is we’ll drive $500 million of incremental synergies to the bottom line. That is net of the investments that we plan to make.

On the second one, look, I mean, you’re right. The core business is doing really well. It’s firing on all cylinders, right? If you look at the growth that we’re seeing in the business, Q3, our restaurant business actually accelerated from Q2 to Q3.

In fact, when you look at the sequential growth rate in Q3, it’s the fastest we’ve seen in the last five-plus years. New verticals continues to grow, both Wolt as well as Deliveroo. They also accelerated from Q2 to Q3.

But more broadly, when you look at our overall U.S. restaurant growth, it’s been stable actually for the last four years. A lot of that has got to do with the underlying improvements in the product. We’ve invested back in selection. We’ve made subscription better overall.

Paid subscribers continue to set all-time records. The combination of the work that we’ve done in improving the product while continuing to drive subscription is what you’re seeing in terms of the growth that you’re seeing in the business. And again, the growth is coming from sustainable levers, which is user growth, subscription growth.

And the way, at least, I think about it from a mental model perspective is these are compounding growths that will come in the future, which gives us a lot more confidence as we look ahead into what we can drive in terms of both growth as well as profit dollar production for the next several years.

Shweta Khajuria
Analyst, Wolfe Research

Thanks, Ravi. That was helpful.

Operator

Thank you. Our next question comes from the line of Deepak Mathivanan from Cantor Fitzgerald.

Deepak Mathivanan
Analyst, Cantor Fitzgerald

Great.

DoorDash, Inc. | Q3 2026 Earnings Call | October 29, 2026 | Page 5 of 16

Operator

Please go ahead.

Deepak Mathivanan
Analyst, Cantor Fitzgerald

Thanks for taking my question. Great, thank you. Tony, so on the acquisition of Instacart, can you talk about why now is the right time? I mean, your grocery business is strong, and you have most of the retail partners too. DashMart is offering a very differentiated value prop to retailers. Can you talk about why now is the right time?

And then also a second one, a high-level strategy question on AI agents. How much of the agentic experience, specifically for food use cases, be it grocery delivery or food delivery or maybe meal planning and others, do you want Dash to kind of directly power for consumers versus ceding some of that to more generic agents like Muse?

Or maybe asked another way, should we expect Dash to have its own set of personal agents specifically catered for food use cases for consumers? How should we think about that? Thank you so much.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. Hey, Deepak, I’ll take both of those. On the first question about why now, I mean, it’s a great question, because M&A is very, very hard to do successfully. And so we always take these decisions extremely seriously.

I would say the first thing is our core business is doing really, really, really well. Ravi touched upon a bit of this, and as you can see in the results that we just published this morning on the quarter, I mean, record highs in top line and bottom line, accelerating growth in the U.S. restaurants business, continued fast growth on new verticals, accelerating growth in our international properties.

You continue to see product innovation from us. For example, our most recent Dash Forward event with the announcements of DoorDash Air, DashOS and merchant software, as well as, speaking of AI agents, updates to our own AI agents. So the core business is truly firing on all cylinders.

I would say the second thing is our big projects for the year are on track. Obviously, the year is not over. But if you look at the projects around building a single tech stack, if you look at the projects around integrating Deliveroo, some of the results kind of speak for themselves.

We’re seeing customer benefits already from the single tech stack work, whether it’s faster onboarding of merchants, better conversion from improved search, better SLAs for support across all audiences. These are just some of the ones that come top of mind.

If you look at the Deliveroo side, we grew in Q3 at twice the rate that we did a year ago before we acquired the business. So all of the big projects we had for the year were projects that are going really, really well.

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And so from a management bandwidth perspective and a sequencing perspective, we felt like we had the space to do something offensive. And this is a space we understand really well, the grocery marketplace space, both because we built our own grocery marketplace very successfully, to the premise of your question, as well as the fact that we’ve integrated other marketplaces very successfully into the DoorDash family, whether it’s Wolt, whether it’s Deliveroo, whether it’s actually even thinking about how we’ve reinvested over the years back into product innovation and driving durable growth for our own U.S. restaurants marketplace.

I think those would be all three demonstrable examples of our understanding of how to run a marketplace at scale, both driving top-line growth durably, but also generating long-term total profit dollars.

And that’s what we intend to do here and play offense. When I think about Instacart, I talked a little bit about how it speeds us up on the journey towards building this end state, which is being able to manage inventory on behalf of every retailer of every size.

But when I think about this, this really is about giving every retailer, every size, the ability to compete in a world where technology is only accelerating faster, disruption is happening more quickly, and the world’s biggest companies are becoming larger.

And when I think about the capabilities that the combined companies will have, will have best-in-class software to help each one of these grocers. That’s something that Instacart has done a fantastic job building over a decade in helping grocers build their first-party online channels.

You combine that with our first-party logistics capabilities, which we pioneered with DoorDash Drive also over a decade ago. And you can offer merchants the ability to build the best-in-class, first-party experience for fast delivery, their own loyalty programs, their own data, their own customers.

Then you look at the third-party side of the house. The combined marketplace and the combined reach gives every grocer higher quality orders, faster delivery, which is going to generate more sales. And so I think it was just the time to play offense. And you’re right.

I mean, everything is going great with the core business. This only adds to it. Your second question was around AI agents. I would say that this is something that is still a very dynamic area.

And my take on all things technology is you never want to fight gravity. But at the same time, you don’t want to be delusional. What I mean by that is if you look at where AI agents are today, we’re seeing maybe several hundred orders in total from some of these third-party agents, some of which you’ve cited, in terms of whether or not customers are placing orders.

And I think it’s because they still largely view these third-party assistants not necessarily for what I call these easier tasks, whether it’s ordering food. Like you said, the predominant use case of that is actually through our app. And what we’ve been doing is actually in learning with some of these third parties what are the features that actually drive incremental orders, in which case we can build a very healthy partnership with some of these third-party assistants.

But then what are the features that actually just make the DoorDash app and our own AI agents, whether it’s DoorDash Ask, Text DoorDash, which is something that we released recently, or MCP that we’ve been giving to third parties to use for things like corporate lunch orders, things like this, to just make our app easier to use.

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And I think that is the win-win of what we’ve been able to see, where the volumes are very low, as I cited, but I do believe there’s a path in which you can get incremental orders and allow customers to order the way that they want to order, especially for long consideration purchases or purchases they’re not even thinking about that might be proactively made on their behalf.

But for the everyday ordering, what we see is people come to DoorDash and they come back to DoorDash. It’s easy to use. We’re making it easier to use, and we expect to continue to do so.

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

But going back to your first question, I’ll just reiterate one point. Look, I mean, you’re absolutely right. Our core business on new verticals is doing really well, right? Look, we’ve been operating this business for the last five years.

A lot of performance that we’ve demonstrated over the last five years. If you look at the performance of that business, that business is growing really fast. When I look at the cohorts, MAUs are increasing, basket sizes are increasing. People are using us for different use cases. We actually think the combination is truly going to be an accelerant for us.

We’ve talked about efficiency. A couple of calls ago, I mentioned that the overall new verticals portfolio is going to be gross profit positive by the end of the year. We’re pretty close to doing that. We’re pretty close to being break-even on a gross profit level. So the combination of both Instacart and us actually adds to that vision. So we’re doing it from a position of strength, the way we think about it.

Deepak Mathivanan
Analyst, Cantor Fitzgerald

Awesome. Thank you.

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

No problem.

Operator

Thank you. Our next question comes from the line of Nikhil Devnani from Bernstein. Please go ahead.

Nikhil Devnani
Analyst, Bernstein

Hey, thanks for taking the question. Maybe just a follow-up to what you were just talking about, Ravi, I guess. Have you found the organic effort in the category to be harder than you initially expected?

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When it comes to building wallet share or recurring habitual behavior around grocery, I appreciate that the growth has been quite strong, but I’m just wondering the extent to which you feel Instacart might help with some of the more challenging aspects of the buildout.

And then maybe a related question on the deal is just, given the replatforming and integration exercise you’re going through this year for the other assets, how does that help your overall integration ability and sort of the speed at which you can move with this deal once it eventually closes? Thank you.

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

Yeah. Hey, Nikhil, I’ll take the first one. Look, I mean, I think quite the contrary, right? Like, I actually, in my answer to the question, I talked about what we’re seeing from an underlying cohort perspective, right? The way, at least, we run the business is ultimately a cohort business.

I look at the historic cohorts to see what the behavior of the future cohorts is going to be. When I look at mature cohorts, the behavior that we’re seeing is people are using us more.

More of those cohorts are coming back, which tells me that the product has gotten better. People are getting habituated to the product, their basket sizes are increasing, their engagement on the platform is increasing.

And that is now starting to translate into newer cohorts as well, where we’re seeing similar signs of strength in the newer cohorts. That to me truly is what we think is actually going to happen in the overall business as well, as you continue to add more and more newcomers. Our goal has been how do you continue to improve the product, whether it’s adding more selection?

Look, we just added Costco on the platform, which is off to a great start. We’ve increased the quality of the platform overall. More number of DashPass subscribers are continuing to use categories outside of the core restaurants. And that number continues to grow.

All of this gives us confidence that people are using the product more. They’re engaging with us even more, which is also driving it to some of the efficiencies that I talked about, right?

As we continue to scale that platform, we’re seeing efficiency gains also come back and benefit the overall platform, which we are reinvesting back in the business. The combination of both Instacart and us is actually going to accelerate this vision.

And the simple mental model that we have is, look, when you put both companies together, there’s an obvious opportunity in driving both higher top-line growth as well as higher profit dollar production. On top of that, we’re going to have synergies.

Our goal is how do you take a portion of that, reinvest that back in the business, historically like we’ve done with Deliveroo, like we’ve done with our core restaurant business, which is what’s driving the stable growth.

Use that to ultimately drive a better product, which in fact will drive more growth over the longer term, as well as get the customers to adopt a better product.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

I’ll just add a little bit to that. Before I talk about your question on the integration of the tech stacks, to get, I guess, one level deeper, a lot of what I think about here is actually, how can we actually help improve the Instacart business, as well as how can they help improve ours?

And I think that because of the success we’ve seen in running our marketplace, as well as the marketplaces, as I’ve mentioned, of the ones we’ve integrated, as well as how we’ve reinvested back into the U.S. restaurants marketplace and some of the things we’ve learned on how to do that, I think we’ll actually be able to re-accelerate the Instacart marketplace.

And I actually think that they’ll help us grow a lot of the first-party software products for grocers and retailers, something that they started ahead of us, whereas we kind of focused on first party on the restaurant front.

And so I actually think that it’s quite a nice mutual combination here, where you’re bringing the best of both, where on the DoorDash side, the best-in-class understanding of logistics operations, how to manage the marketplace, the total profit dollars, how to generate product innovation in a continuous way.

And then on the Instacart side, the best-in-class tools for software, tools for grocers and their own online channels. Your second question is around tech stack. I’m glad you asked this. So I mean, this is a huge endeavor for us.

And I actually don’t even think most people appreciate how big of a deal it is, because we’re not only trying to get all of our features into one tech stack, which means that we ship once, we ship everywhere.

But we’re actually building a new infrastructure, like actually new infrastructure to run core DoorDash, which will make any future integration much easier to run because it’ll just kind of work out of the box.

So it will actually speed things up quite a bit. And that’s why we decided to undertake such a large investment, both in terms of dollars as well as people. I mean, literally rebuilding this airplane as we’re flying it, part by part, engine by engine. And so it’ll actually speed things up in the future.

Nikhil Devnani
Analyst, Bernstein

Thank you both.

Operator

Thank you. Our next question comes from the line of Michael Morton from MoffettNathanson. Please go ahead.

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Michael Morton
Analyst, MoffettNathanson

Good morning, guys. Thank you. One for Tony and then one for Ravi. Tony, I was curious to how you expect this deal to be perceived by your grocery customers. Will it land with them that DoorDash is becoming a similar scale to Amazon and Walmart and going to help them in that competition?

Or will it raise concerns that they have now one concentrated service provider? Because those grocers are obviously powerful with kind of local regulatory bodies.

And then my next question for Ravi is just, I was curious to why you’re using your shares. Historically, you’ve been very disciplined with repurchasing shares.

And it’s trading at a level where you have been active repurchasing. So just trying to get a better understanding to why you see it’s an opportunity to use your currency at these prices and not just more cash. Thank you.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. Hey, Michael, I’ll take the first one. We expect a very positive response from grocers. And a lot of what we talk about with grocers is just how can we together help them compete against the largest companies in the world, online, offline?

And how do we actually help them build the capabilities of great technology, a modern tech stack, as well as fast delivery? You really need all of these component parts to have a fighting chance.

I mean, if you’ve seen what has happened in the grocery industry in particular, I mean, the largest companies are only getting larger and eating more of the pie. And the question is, how do you give everybody else a fair fighting shot? And I think the grocers view things very similarly.

I mean, these are conversations about what’s happening in the industry in terms of the biggest companies eating more of the pie. I mean, that conversation has been happening for the past decade, and it’s only kind of gone in that direction of travel. So the question is, how do we give everybody else the capabilities to have a level playing field?

And that’s what we see in this potential partnership, which is we’re going to give you the tools, we’re going to give you the business with added density, which will help with faster delivery times, more affordable prices for everyone, greater earning opportunities for shoppers.

And we think it really puts together the best possible chance, where you have a modern tech stack that we’re only going to continue investing and innovating in, more and new fulfillment models, which we are inventing as we speak, and certainly reinvestment, which has been the philosophy all along the way at DoorDash and how we’ve built our own marketplace.

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Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

Hey, Mike. Look, I mean, on the second point, look, I mean, I think you’re absolutely right. We value our stock very highly. Look, we’re focused on dilution. It was important for Instacart to have some stock in the deal. As you know, overall, they wanted to participate in the upside in the business. Look, we believe there’s upside in the business.

We are happy with the consideration between cash and stock. What I will tell you is, look, our philosophy on buyback has not changed, to the second part of your question. We’ve been conservative. We’re going to be opportunistic.

We’re happy with the buybacks that we’ve done so far, which has generated a strong IRR. And in the future, if we see there’s a good opportunity to buy back, we’re happy to do that as long as it’s a good return on the overall investment.

Michael Morton
Analyst, MoffettNathanson

Thank you.

Operator

Thank you. Our next question comes from the line of Josh Beck from Raymond James. Please go ahead.

Josh Beck
Analyst, Raymond James

Thank you for taking the question. I wanted to ask just a little bit about the ambitions. DashMarts, I think in the shareholder letter, you mentioned thousands of items from some of the big, well-known grocers. And if you look at maybe something like Instacart, they’ve spoken to selection of millions or tens of millions of items.

So is there an ambition to have, probably not a similar selection, but maybe some fraction of that available via DashMart? And kind of how should we think about the investment angle behind DashMarts?

Is this something where we need a much bigger fulfillment footprint, and we should be thinking more warehouses, more employees? Just like to hear a little bit about how we should trim that up. Thank you.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Sure. Yeah. Hey, Josh, I’ll take that one. I mean, if you look at the next decade of work, I mean, it really is about making sure that we can build the local infrastructure for all things last-mile delivery for everything inside your city. That’s what DoorDash is working on, right? So that’s about merchant software.

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That’s about building new fulfillment models, so some of the warehousing that you’re discussing. And of course, it’s always about making sure that we have the highest quality and most affordable logistics network. It’s why we’re investing deeply into autonomy, both land vehicles and drones.

And you’re right, there is going to be an investment. But the way I think about this is a lot of the real estate, though, that we’re talking about in many ways has already been designed for us.

There are hundreds of thousands of grocery stores available that carry these millions of items that you’re already talking about. The real question is whether or not all of that square footage and all of that shelf space is being utilized in the most productive way. None of these stores, as you probably know, are built for delivery.

I mean, they were effectively built for browsing. And in a world where delivery and convenience are a much bigger part of consumer expectations and a growing trend, something has to change in order to offer a cost structure as well as a price point that consumers expect to see, so that they will continue growing their relationships with each one of these grocers.

And that’s really what we believe we can build with Instacart. But this is a sequencing process. This is not something, when you’re talking about all things physical and not just pure digital, you can’t just hit a button and then magically everything changes.

You have to understand that it’s a marriage of technology, operations and people. I mean, a lot of these fantastic businesses, these grocers, have been built over many decades, and their processes have been built over many decades.

And the question is, how do we allow those stores to shine as the showrooms? And how do we actually build the correct square footage as the warehouse or the back-of-house infrastructure, such that we can offer fast delivery at attractive prices to compete against the world’s biggest companies?

That’s the vision of DashMarts, but it’s a sequencing process. Step one, day one after close, it’s how do we actually take the combined network where you have added density, and DoorDash understands well how to reinvest that added density and give back value to everybody, every audience: consumers, grocers, shoppers.

How do we then take that added scale to then drive down further costs as we think about managing warehouses, which is a fixed-cost business? How do we then do that with more types of SKUs and items so that we can bring more of the store? Then how do we bring every single store, and ultimately everything inside your city, to you in minutes?

Josh Beck
Analyst, Raymond James

Very helpful. Thank you.

Operator

Thank you. Our next question comes from the line of Bernie McTernan from Needham & Company. Please go ahead.

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Bernie McTernan
Analyst, Needham & Company

Thanks for taking the question. Maybe just a follow-up on some of the, maybe more eloquently said, regulatory questions. Tony, is there anything else to add in terms of what got you comfortable in order to get this deal past regulatory?

And then second, any additional plans on the go-to-market? It seems like the plan is to keep the Instacart brand, but just wanted to see from a consumer perspective what we should expect. Thank you.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. I mean, the first thing I’ll say is that the first question I always ask is, like, what is something fair, and what is it that we actually want to see in the world? And what I believe is fair, and something that we want to see in the world, is a world in which every business locally, of every size, has a fair chance at competing.

If that is the mission of DoorDash, I mean, that’s really why I created DoorDash. And if that were to happen, then GDP grows locally, which is the best possible way of GDP growth, not just for jobs, but also for the safety and health of communities.

And really the lifestyle of why we pick the different neighborhoods and cities in which we live. And when I think about it from that perspective, and you just look at what’s happening in the grocery industry, for example, over the past decade or even two decades, what you see is the largest companies are only eating more and more of the pie. Why is that? It’s because they’ve invested aggressively into capabilities like a modern technology stack, like fast delivery, like new fulfillment models.

And that’s been very difficult when you’re a smaller player to invest in on your own. That’s what this combination is really about, where DoorDash and Instacart can give every retailer a fighting chance at competing in the modern-day era. And I believe that if we can do that, that’s great for every community.

So when I think about it from that perspective, that’s how I get comfortable, A, knowing it’s the right thing to do. Whenever you’re doing the right thing, that usually is the right narrative for anyone.

The second comment, around go-to-market, we won’t say too much about this for now, but you’re right. I mean, I think Instacart has built a great brand, and it’s a very unique brand where their audience is very, very loyal to that brand. And so we certainly will support it.

We certainly will bring value to consumers. For instance, for the same price that you pay for DashPass today, you’ll get access to two subscription programs, the Instacart membership program as well as the DoorDash membership program. And we have some other ideas too.

But a lot of the value in this partnership is really going to come in all things, what I see, almost like not visible to the consumer. They’ll see the benefits in the form of faster delivery, lower prices, greater selection, higher quality and accuracy of orders. Grocers will see the value in terms of extra sales. Shoppers will see the value in terms of greater earning opportunities. And communities will see the value in greater GDP.

DoorDash, Inc. | Q3 2026 Earnings Call | October 29, 2026 | Page 13 of 16

Operator

Thank you. Moving forward, our next question comes from the line of Youssef Squali from Truist. Please go ahead.

Youssef Squali
Analyst, Truist Securities

Great. Thank you so much. I just have one question. Ravi, can you maybe just talk a little bit about where you guys are with regards to your replatforming? How much of it has been completed so far? Are you on track? Are you ahead on budget?

And then I guess, as part of that question, as Instacart comes into the fold, I guess starting in 2028, is it fair to assume that effectively the replatforming becomes like a work in progress that extends way beyond next year, as well as you try to integrate Instacart and hopefully generate the type of synergies you’re talking about?

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

Yeah. Hey, Youssef, let me take that one. Look, I mean, I think on the overall tech platform, it is on track, both from a cost as well as a timeline perspective, compared to what I talked about like a few quarters ago. In fact, we have been working on it in a very modular fashion.

We have several modules that are already live on the new tech stack. We already are starting to see traffic flow through it. We’re truly seeing customer benefits to it, places where we’ve already deployed our new tech stack.

Merchants are getting onboarded faster. Customer support is starting to get better. We already started to see early signs of benefit in terms of the overall timeline.

Look, I expect that to be done by the first half of 2027, which is what we had originally expected. So overall, we feel very good about both timeline as well as cost. And your second point around integration of Instacart onto the overall new tech stack.

Look, I mean, one of the core features as we thought about the new tech stack was the ability to add more future acquisitions and future platforms onto the tech stack. We’ve done some work around this.

We think there’s some investment needed, but overall, we don’t think it’s a massive investment to be able to operate both tech stacks on the re-platformed tech stack on a go-forward basis.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. Youssef, the one thing I’ll add is something I said, I think, on an earlier question, which is one of the biggest parts, and why this current work on building a tech stack is so expensive, is we’re actually literally building new infrastructure, which is why you have a lot of different copies of compute instances.

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And you are overprovisioning things, and you’re doing all of these things so that you literally have a much faster capability to build any new thing in the future. That includes, obviously, building organically, but also what Ravi said, integrating new products or new technologies or new services. And so it makes us ready for any modern work we want to do with AI agents. It makes us ready for any new acquisitions.

Youssef Squali
Analyst, Truist Securities

Great. Thank you both.

Operator

Thank you. Our next question comes from the line of Dominic Ball from Rothschild & Co Redburn.

Dominic Ball
Analyst, Rothschild & Co Redburn

Hey, guys. Thanks for the question. Hi, guys. Thanks for the question, and congrats on the news. I just want to go back to another question around consumer AI agents. So acquiring Instacart strengthens your position in the physical world.

But advertising is a meaningful contributor to DoorDash’s EBITDA. How do you see that business evolving as consumers over time shop through AI agents? And could there be a revenue sharing agreement with these consumer agents? Thank you.

Tony Xu
Co-Founder, Chair and Chief Executive Officer, DoorDash, Inc.

Yeah. Hey, Dominic, I don’t know if you were able to catch the top of the call. We discussed some of this, which is, right now, AI agents are generating several hundred orders across the time that they’ve been up and running. So it’s been a fairly low use case.

And I believe that there will be opportunities in which we can generate win-win opportunities with third-party agents. My general philosophy when it comes to technology is you never want to fight gravity.

And that includes how consumers want to use technology. If consumers want to use technology to shop in certain ways, we’re going to find a way to make that a win-win partnership. And I do believe there are a lot of incremental possible use cases, whether it be helping with long consideration purchases, whether it be doing work on your behalf proactively in the background.

But when it comes to a task that’s as simple as ordering food, we tend to see that come directly to DoorDash. Not to mention, we’re building our own AI agents to make the shopping process a lot easier. But you also have to remember one thing, which is it’s not just about ordering food. That’s actually not the hard part of the entire process, or ordering groceries.

The hard part is making sure that they actually show up, and show up in the way that you expected, in the condition that you want, that end-to-end journey, and making sure all of that is going to happen appropriately, especially when things go awry. We found that to be true building in our product. That said, I actually think that there will be advertising opportunities even within some of these AI agents.

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But I think, first and foremost, we have to find ways to bring value to consumers. Right now, with the low volumes that I’m telling you about, there isn’t yet that value. But as, hopefully, that grows, we’ll find a way to make that work.

Dominic Ball
Analyst, Rothschild & Co Redburn

Thank you.

Operator

Thank you. Our last question comes from the line of Justin Post from Bank of America. Please go ahead.

Justin Post
Analyst, BofA Securities

Great. Thank you. Can you give us any idea of the scale of their grocery business relative to yours? And then, acquisitions in the grocery space have been somewhat difficult in the past. As you think about talking to the regulators, what are some of the points you would think about as far as share and how this really benefits grocers? Thank you.

Ravi Inukonda
Chief Financial Officer, DoorDash, Inc.

Hey, Justin, let me take this one. Look, I mean, I think your first question on share of grocery, look, it’s public information. We’re not going to talk about, disclose, anything about Instacart. To your second point around, look, the value to grocers.

Look, I mean, ultimately we talked about some of this, right? Like, the goal is how do you take the combination of both capabilities that both companies have, and how do you build a better platform, right?

We have highly sophisticated logistics engine. We have a demand generation engine. We build DashMart Fulfillment Services for some merchants that we talked about. Instacart has done a really good job of being able to build a very large enterprise Storefront platform, in addition to their own demand generation engine.

And I think the combination of both of this will actually help increase the number of products that we can sell to both sets of merchants. In addition to that, I think there’s an opportunity where we can actually invest back in the product to build a better product, not just for grocers, right, for consumers as well. We actually think the combination of both is a win-win for consumers, grocers, as well as overall shoppers in the ecosystem.

Justin Post
Analyst, BofA Securities

Thank you.

Operator

Thank you. That concludes our question-and-answer session. This concludes today’s call as well. Thank you all for attending, and you may now disconnect. Goodbye.

DoorDash, Inc. | Q3 2026 Earnings Call | October 29, 2026 | Page 16 of 16

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (“Instacart”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or Instacart’s expectations, strategies, plans, or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding the proposed acquisition of Instacart by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and Instacart (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of Instacart; and the plans, objectives, expectations, and intentions of DoorDash and Instacart with respect to the Proposed Transaction, the period of pendency of the Proposed Transaction and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of Instacart stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate Instacart’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or Instacart’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that Instacart stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and Instacart to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or Instacart; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and Instacart’s respective brands and reputations. The forward-looking statements contained in this release are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and Instacart with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and Instacart’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this release are based on information available to DoorDash and Instacart and assumptions and beliefs as of the date hereof, and each of DoorDash and Instacart disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of Instacart that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and Instacart may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of Instacart as of the record date established for voting on the Proposed Transaction. This release is not a substitute for the Registration Statement, the proxy statement/prospectus, or any other document that DoorDash or Instacart may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND INSTACART ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, INSTACART, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, Instacart, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by Instacart, including the proxy statement/prospectus (when available), will be available free of charge on Instacart’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, Instacart, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Instacart’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of Instacart, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Instacart’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or Instacart have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and Instacart stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or Instacart using the sources indicated above.

No Offer or Solicitation

This release is for informational purposes only and is not intended to and shall not constitute an offer to sell buy or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.